EXHIBIT 21
DEVON ENERGY CORPORATION
Significant Subsidiaries
1.	Devon Energy Corporation (Oklahoma), an Oklahoma corporation

2.	Devon Energy Production Company, L.P., an Oklahoma limited partnership

3.	Devon Canada Corporation, a Nova Scotia corporation

4.	Devon Canada, a general partnership registered in Alberta

5.	Devon ARL Corporation, a Nova Scotia corporation

6.	Devon Operating Company Ltd., an Alberta corporation

7.	Devon OEI Operating, L.L.C., a Delaware limited liability company

8.	Devon AXL, a general partnership registered in Alberta

9.	Northstar Energy Corporation, a Nova Scotia corporation

10.	Devon Energy Caspian Corporation, a British Virgin Island company

11.	Devon Canada Holdings LP, an Alberta limited partnership